			Exhibit 12(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest	$48,117	$45,214	$38,173	$58,384	$45,532
Interest applicable to rentals	684	655	974	799	1,091

Total fixed charges, as defined	$48,801	$45,869	$39,147	$59,183	$46,623

Earnings as defined:
Net Income	$64,197	$111,866	$113,664	$96,334	$111,318
Add:
Provision for income taxes:
Total	74,953	77,115	68,853	83,310	53,077
Fixed charges as above	48,801	45,869	39,147	59,183	46,623

Total earnings, as defined	$187,951	$234,850	$221,664	$238,827	$211,018

Ratio of earnings to fixed charges, as defined	3.85	5.12	5.66	4.04	4.53